To announce the Company's August 2013 revenues
Date of events: 2013/09/10
Contents:
1. Date of occurrence of the event: 2013/09/10
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: Chunghwa Telecom today announced a 1.1% year-over-year increase in unaudited consolidated revenue to NT$19.10 billion for August 2013. Operating income decreased by 0.8% to NT$4.17 billion. Income before income tax decreased by 0.2% to NT$4.35 billion. Net income attributable to owners of the parent decreased by 1.2% to NT$3.52 billion, and EPS was NT$0.45. Although mobile voice revenue decreased by 4.8% attributed to market competition and tariff reduction beginning April 2013, mobile communications business revenue increased 6.7% year-over-year, mainly due to the growth of mobile value-added service revenue of 34.3% because of mobile internet subscriber increase, and the hot selling of smartphones which increased handset sales by 6.8%. Broadband access revenue decreased slightly by 0.6% mainly due to the NCC tariff reduction beginning April. HiNet ISP service revenue increased by 0.5% year over year due to the customer increase and speed upgrade. MOD revenue increased 2.7% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, owing to the mobile and VOIP substitution, local service revenue and domestic long distance service revenue decreased by 6.6% and 2.7%, respectively. Additionally, the ICT project revenue was lower due to the recognition of government integrated taxation information system project revenue in August last year. Operating costs and expenses increased 1.6% year-over-year, mainly due to the increase in costs of goods sold owing to the hot selling of smartphones and the higher personnel expense relating to early retirement program, which offset the decrease of ICT project construction costs.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None